FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is the Fourth Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited (the "Company"), which was filed with The Registrar General of The Bahamas on September 4, 2014. Attached hereto as Exhibit 99.2 are the Eighth Amended and Restated Articles of Association of the Company, which were filed with The Registrar General of The Bahamas on September 4, 2014. Attached hereto as Exhibit 99.3 is the Amended and Restated Registration Rights Agreement by and among the Company, Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ María Cecilia Yad
Name: María Cecilia Yad
Title: Chief Financial Officer

Dated: September 5, 2014

EXHIBIT 99.1

COMMONWEALTH OF THE BAHAMAS

THE INTERNATIONAL BUSINESS COMPANIES ACT 2000

FOURTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

ULTRAPETROL (BAHAMAS) LIMITED

NAME

1.	The name of the Company is ULTRAPETROL (BAHAMAS) LIMITED

REGISTERED OFFICE

2.	The Registered Office of the Company will be at Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, New Providence, The Bahamas, the postal address of which is P.O. Box SS-19084, Nassau, New Providence, Bahamas.

REGISTERED AGENT

3.	The Registered Agent of the Company will be H & J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay Street Nassau, New Providence, The Bahamas, the postal address of which is P.O. Box SS-19084, Nassau, New Providence, Bahamas.

OBJECTS AND POWERS

4.	(1) The objects for which the Company is established are to engage in any act or activity that is not prohibited under any law for the time being in force in The Bahamas.

(2)	The Company shall have all such powers as are permitted by any law for the time being in force in The Bahamas, irrespective of corporate benefit, to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the objects or purposes of the Company.

(3)	The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

(4)	Any mortgage or charge of the undertaking and property of the Company shall for the purposes of Section 80 of the Act be regarded as in the usual or regular course of the business carried on by the Company.

CURRENCY

5.	Shares in the Company shall be issued in the currency of the United States of America.

AUTHORISED CAPITAL

6.	The authorised capital of the Company is US$2,500,000.00.

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CLASSES, NUMBER AND PAR VALUE OF SHARES

7.	The authorised capital is made up of one class of shares divided into 250,000,000 shares of US$0.01 par value with one vote for each share, except as provided in Clause 8 hereof.

SHARE RIGHTS AND LIMITATIONS

8.	The shares shall confer upon their holders the following rights and restrictions:

(a)	the right to receive notice of and attend and vote at any meeting of the shareholders of the Company with each share entitling the holder thereof to one (1) vote;
(b)	the right to such dividend as the directors shall declare for payment; and
(c)	in the event of any liquidation, dissolution or winding up of the Company, the net proceeds thereof will be distributed to all of the shareholders of the Company pro rata to their respective percentage ownership of such shares as of such liquidation, dissolution or winding up.

9.	The designations, powers, preferences, rights, qualifications, limitations and restrictions of each class and series of shares that the Company is authorised to issue shall be fixed by resolution of directors but the directors shall not allocate different rights as to voting, dividends, redemption or distributions on liquidation between the shares of the Company unless the Memorandum of Association shall have been amended to create separate classes of shares and shares of each separate class and series shall have identical rights as to voting, dividends, redemption and distributions.

REGISTERED SHARES

10.	Shares may be issued only as registered shares.

LIABILITY OF SHAREHOLDERS

11.	The liability of shareholders is limited to the amount, if any, unpaid on the shares respectively held by them.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

12.	The Company may amend its Memorandum of Association and Articles of Association by a resolution of shareholders or by a resolution of the directors.

DEFINITIONS

13.	The meanings of words in this Memorandum of Association are as defined herein or otherwise in the Articles of Association of the Company.

The Fourth Amended and Restated Memorandum of Association was approved and adopted by resolutions of the directors of the Company duly passed on the 26th day of August, 2014.

EXHIBIT 99.2

COMMONWEALTH OF THE BAHAMAS

THE INTERNATIONAL BUSINESS COMPANIES ACT 2000

EIGHTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

ULTRAPETROL (BAHAMAS) LIMITED

TABLE OF CONTENTS

Article	Description	Page
-	Table of Contents
1 - 6	Definitions	2 – 3
7 - 10	Registered Shares	3 - 4
11 – 20	Shares, Authorised Capital and Capital	4 – 5
21 - 24	Lien on Shares	5
25 - 28	Transfer of Shares	5 - 6
29 - 33	Transmission of Shares	6
34 - 39	Reduction Or Increase in Authorised Capital	6 - 7
40 – 60	Meetings and Consents of Shareholders	7 - 10
61 - 70	Directors	10 - 11
71 - 75	Powers of Directors	12
76 - 84	Proceedings of Directors	12 - 13
85 - 86	Committees	13
87 - 90	Officers	13 - 14
91 - 92	Conflict of Interests	14 - 15
93 - 98	Indemnification	15 - 16
99	Seal	16
100 - 109	Dividends	16 - 17
110 - 115	Accounts	17 - 18
116 - 122	Auditors	18
123	Notices	18
124	Pension and Superannuation Funds	18
125 - 126	Arbitration	19
127 - 128	Voluntary Winding-Up and Dissolution	19
129	Continuation	19

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DEFINITIONS

1.	In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words                                                      Meaning

Act	The International Business Companies Act 2000 including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.

Articles	These Articles of Association as they may from time to time be amended.

capital	The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus

(a)	the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, ad

(b)	the amounts as are from time to time transferred from surplus to capital by a resolution of directors.

shareholder	A person who holds shares in the Company.

Memorandum	The Memorandum of Association of the Company as it may from time to time be amended.

person	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.

resolution of directors	(a)	A resolution approved at a duly consituted meeting of directors of the Company by the affirmative vote of a simple majority of the directors present who voted and did not abstain; or

(b)	a resolution consented to in writing by a simple majority of all directors;

except where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.

resolution of shareholders	(a)	A resolution approved at a duly consituted meeting of the shareholder of the Company by the affirmative vote of:

(i)	a simple majority of the votes of the shareholders present and entitled to vote thereon and who voted and did not abstain; or

(ii)	a simple majority of the votes of the shareholders of each class or series of shares present and entitled to vote thereon as a class or series and who voted and did not abstain and of a simple majority of the votes of the remaining shareholders present and entitled to vote thereon and who voted and did not abstain; or

(b)	a resolution consented to in writing by

(i)	a simple majority of the votes of the shareholders entitled to vote thereon, or

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(ii)	a simple majority of the votes of the shareholders entitled to vote thereon as a class and of a simple majority of the votes of the remaining shareholders entitled to vote thereon;

Seal	Any seal which has been duly adopted as the Common Seal of the Company.

securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.

Share Register	As defined in the Act.

surplus	The excess, if any, at the time of the determination of the total assets of the Company over the sum of its total liabilities, as shown in its books of account, plus its issued and outstanding share capital.

treasury shares	Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2.	"Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, telefax, telegram, cable or other form of writing produced by electronic communication.

3.	Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4.	Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5.	The realisable value in relation to the assets of the Company shall mean such value as the directors may decide upon as the value of the assets, which value in the absence of fraud shall be conclusive unless a question of law is involved.

6.	A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7.	The Company may issue shares which may be held evidenced and transferred through its duly appointed registrar and transfer agent in uncertificated form, and where any share is held in uncertificated form the Company shall not issue and no person shall be entitled to receive a certificate in respect of such share at any time and for so long as the title to that share is evidenced otherwise than by a certificate and transfers may be made otherwise than by a written instrument pursuant to the provisions of the Securities Industry Act, 2011 (or any statutory re-enactment or replacement thereof or similar law authorizing the establishment of a securities exchange including regulations thereunder) and the regulations and any rules made by any securities exchange in which shares of the Company are traded. The directors shall have power to implement any arrangements as they may, in their absolute discretion, think fit in relation to the evidencing and transfer of shares held in uncertificated form and may authorize that the provisions of the regulations or rules, as the case may be, in respect of share certificates, transfers of shares, registration of transfers, registration of shareholders, the Share Register, notifications to shareholders, notices to shareholders calling general meetings of the Company and rights of attendance and voting at such meetings shall apply to these Articles and the same shall accordingly be read and construed as if such regulations or rules, as the case may be, were respectively written herein.

8.	Shareholders holding certificates for issued shares may trade their shares publicly and upon electing to sell any or all such shares they must turn in their share certificate(s) to the Company or its duly authorized registrar and transfer agent whereupon the provisions of these Articles regarding uncertificated shares shall apply to such shares.

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9.	Notwithstanding the foregoing provisions, the Company either by itself or through its duly appointed registrar and transfer agent shall maintain a Share Register of all of the shareholders of the Company from time to time and all other provisions of these Articles as applicable shall remain in full force with respect to the shareholders of the Company and its and their rights and obligations.

10.	If several persons are registered as holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

SHARES, AUTHORISED CAPITAL AND CAPITAL

11.	Subject to the provisions of these Articles, the unissued shares of the Company shall be at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

12.	Shares in the Company shall be issued for money, services rendered, personal property, an estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

13.	Shares in the Company may be issued for such amount of consideration as the Company may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares with par value constitutes capital to the extent of the par value and the excess constitutes surplus.

14.	A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

15.	Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

16.	The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

17.	The Company may purchase, redeem or otherwise acquire and hold its own shares but no purchase, redemption or other acquisition shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition, the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account.

18.	A determination by the directors under the preceding Article is not required where shares are purchased, redeemed or otherwise acquired

(a)	pursuant to a right of a shareholder to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

(b)            in exchange for newly issued shares in the Company;

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(c)            by virtue of the provisions of Section 81 of the Act; and

(d)            pursuant to an order of the court.

19.	Shares that the Company purchases, redeems or otherwise acquires pursuant to Article 17 may be cancelled or held as treasury shares unless the shares are purchased, redeemed or otherwise acquired out of capital pursuant to Section 34 of the Act in which case they shall be cancelled.

20.	Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, the shareholders of the Company shall not be entitled to vote in respect of such shares or to have dividends paid thereon and such shares shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

LIEN ON SHARES

21.	The Company shall have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to the Company, and the Company shall also have a first and paramount lien on every share standing registered in the name of a shareholder, whether singly or jointly with any other person or persons, for all the debts and liabilities of such shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such shareholder or his estate and any other person, whether a shareholder of the Company or not.

22.	The Company's lien on a share shall extend to all dividends payable thereon. The directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article.

23.	In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, the Company may sell, in such manner as it may by resolution of directors determine, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty one days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

24.	The net proceeds of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the binding obligation in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the directors may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

TRANSFER OF SHARES

25.	Subject to the provisions of Article 26, shares in the Company shall be transferable by instrument in writing or electronically or in such other form as the directors may from time to time determine, and the transferor of a share shall be deemed to remain the holder thereof until the name of the transferee shall have been entered in the Share Register in respect thereof.

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26.	Where applicable, the instrument of transfer of a share shall be signed by or on behalf of the transferor; the authority under which a person signs a transfer on behalf of the transferor shall be in such form as the directors may approve.

27.	Shares in the Company may also be transferred in accordance with the provisions of the Securities Industry Act, 2011 or any statutory re-enactment or replacement thereof or similar law authorizing the transfer of shares listed on a securities exchange.

28.	The directors may decline to register the transfer of a share on which the Company has a lien.

TRANSMISSION OF SHARES

29.	The executor or administrator of a deceased shareholder, the guardian of an incompetent shareholder or the trustee of a bankrupt shareholder shall be the only person recognised by the Company as having any title to his share but they shall not be entitled to exercise any rights as a shareholder of the Company until they have proceeded as set forth in the next following 3 Articles.

30.	The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as personal representative of a deceased shareholder or of the appointment of a guardian of an incompetent shareholder or the trustee of a bankrupt shareholder shall be accepted by the Company, even if the deceased, incompetent or bankrupt shareholder is domiciled outside The Bahamas, if the document evidencing the grant of probate or letters of administration, confirmation as personal representative, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

31.	Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any shareholder may be registered as a shareholder upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a shareholder shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt shareholder and the directors shall treat it as such.

32.	Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any shareholder may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

33.	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORISED CAPITAL

34.	The Company, by a resolution of its directors or its shareholders, may amend the Memorandum to increase or reduce its authorised capital and in connection therewith, the Company may, by a resolution of its directors or its shareholders, in respect of any unissued shares, increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

35.	The Company, by a resolution of its directors or its shareholders, may amend the Memorandum to

(a)	divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

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(b)	combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series;

Provided, however, that where shares are divided or combined under (a) or (b) of this Article, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

36.	The capital may by a resolution of directors be increased by transferring an amount out of the surplus of the Company to capital.

37.	Subject to the provisions of the 2 next succeeding Articles the capital may by resolution of directors be reduced by:

(a)	returning to shareholders any amount received by the Company upon the issue of any of its shares, the amount being surplus to the requirements of the Company,

(b)	cancelling any capital that is lost or not represented by assets having a realisable value or

(c)	transferring capital to surplus for the purpose of purchasing, redeeming or otherwise acquiring shares that the directors have resolved to purchase, redeem or otherwise acquire.

38.	No reduction of capital shall be effected that reduces the capital to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

39.	No reduction of capital shall be effected unless the directors determine that immediately after the reduction, the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realisable value of the assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining issued and outstanding share capital.

MEETINGS AND CONSENTS OF SHAREHOLDERS

40.	Annual general meetings shall be held once in every calendar year at such time and at such place within or without The Bahamas, as may be determined by the directors.

41.	In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary. To be timely a shareholder's notice to the Secretary of the Company must be delivered to or mailed and received at the principal executive offices of the Company not less than one-hundred fifty (150) days nor more than one-hundred eighty (180) days prior to the anniversary of the date on which the Company first mailed proxy materials for the preceding year's annual general meeting.

42.	Upon receipt of the written request of shareholders holding fifty-one percent or more of the outstanding votes of the shares in the Company entitled to vote at a meeting of shareholders, the directors shall convene a meeting of shareholders.

43.	The directors shall give not less than 7 days' notice of meetings of shareholders to those persons whose names on the date of the notice is given appear as shareholders in the Share Register and are entitled to vote at the meeting.

44.	The directors may fix the date notice is given of a meeting of shareholders as the record date for determining those shares that are entitled to vote at the meeting.

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45.	A meeting of shareholders may be held in contravention of the requirement to give notice if shareholders holding not less than 90 percent of;

(a)	the total number of votes represented by shares of the shareholders entitled to vote on all matters to be considered at the meeting, or

(b)	the votes of each class or series of shares where shareholders are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes,

have waived notice of the meeting; and for this purpose, the presence of a shareholder at the meeting shall be deemed to constitute waiver on the part of such shareholder.

46.	The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, shall not invalidate the meeting.

47.	A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder including otherwise than on a poll and that proxy need not to be a shareholder. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing with the Secretary of the Company prior to the meeting, an instrument in writing revoking the proxy or another duly executed proxy bearing a later date.

48.	The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument intends to vote.

49.	An instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the shareholder appointing the proxy.

 ULTRAPETROL (BAHAMAS) LIMITED (the "Company")

I/We                   being a shareholder of the Company                                           with             shares HEREBY APPOINT                                              of                                       or failing him of                                                                                            to be my/our proxy to vote for me/us at the meeting of shareholders to be held on the day of                                      and at any adjournment thereof.
(Any restrictions on voting to be inserted here.)

Signed this               day of

................................
Shareholder

50.	The following shall apply in respect of co-ownership of shares:

(a)	if 2 or more persons hold shares together each of them may be present in person or by proxy, at a meeting of shareholders and may speak as a shareholder;

(b)	if only one of them is present in person or by proxy he may vote on behalf of all of them, and

(c)	if 2 or more are present in person or by proxy they must vote as one.

51.	A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy shareholders representing not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by the proxy form or a copy thereof shall constitute a valid resolution of shareholders.

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52.	If within one hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy shareholders representing not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

53.	At every meeting of shareholders, the Chairman of the board of directors shall preside as chairman of the meeting. If there is no Chairman of the board of directors or if the Chairman of the board of directors is not present at the meeting, the shareholders present shall choose one of their number to be the chairman. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of votes for shares present in person or appointed under an instrument of proxy in prescribed form at the meeting shall preside as chairman failing which the oldest individual shareholder or representative of a shareholder present shall take the chair.

54.	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

55.	At any meeting of the shareholders the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then the shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

56.	Any person other than an individual shall be regarded as one shareholder and subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any shareholder.

57.	Any person other than an individual which is a shareholder of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of shareholders of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual shareholder of the Company.

58.	The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a copy of such proxy or authority authenticated by the certificate of a Notary which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

59.	Directors of the Company may attend and speak at any meeting of shareholders of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

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60.	An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing without the need for any notice, but if any resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders who shall not have had the opportunity of consenting or objecting to such resolution.

DIRECTORS

61.	The first directors of the Company shall be elected by the subscribers to the memorandum; and thereafter, the directors shall be elected by the shareholders or the directors for such term as hereinafter provided or as the shareholders or the directors, as the case may be, may otherwise determine. The minimum number of directors shall be five and the maximum number shall be 7.

62.	Nominations of persons for election to the board of directors may be made at any annual general meeting of the Company or at any extraordinary general meeting of the Company called to that effect. Nominations may be made by or at the direction of the board of directors (or any duly authorized Committee thereof) in accordance with such procedures as may be determined by the board of directors from time to time.

63.	Nominations may be made by any shareholder of the Company (i) who is a shareholder of record on the date of the giving of the notice herein provided and on the record date for the determination of shareholders entitled to vote at such meeting and (ii) who complies with the notice procedures hereinafter set forth.

(a)	In addition to any other applicable requirements, for a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary.

(b)	To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company (i) in the case of an annual general meeting not less than thirty (30) days nor more than sixty (60) days prior to the anniversary date of the immediately preceding annual general meeting, and (ii) in the case of an extraordinary general meeting not less than ten (10) days prior to the date of such extraordinary general meeting.

(c)	To be in proper written form, a shareholder's notice to the Secretary must set forth: (A) as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the number of shares of the Company which are owned beneficially or of record by the person, and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, of the United States of America, as amended, and the rules and regulations promulgated thereunder applicable to issuers that are not foreign private issuers and (B) as to the shareholder giving the notice (i) the name and record address of such shareholder, (ii) the number of shares of the Company which are owned beneficially and of record by such shareholder, (iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person and persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, (iv) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in its notice and (v) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, of the United States of America and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected.

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64.	No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures referred to or set forth herein. If the chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

65.	The term of office for each director shall commence from the date of his or her election and expire at the next scheduled annual general meeting. Each director shall serve his or her respective term of office until his or her successor shall have been elected and qualified, except in the event of the director's death, resignation or removal.

66.	The shareholders in annual general meeting shall elect directors to serve on the board of directors until the next annual general meeting of the Company or their earlier, removal or retirement.

67.	Any director or the entire board of directors of the Company may be removed at any time, by the affirmative vote of the holders of a majority of the votes of the shares issued and outstanding and entitled to vote generally in the election of directors cast at an annual general meeting of the shareholders or at an extraordinary general meeting called for that purpose. No proposal by a shareholder to remove a director shall be voted upon at a meeting of the shareholders unless such shareholder has given timely notice thereof in proper written form to the Secretary. To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company (a) in the case of an annual meeting not less than thirty (30) days nor more than sixty (60) days prior to the anniversary date of the immediately preceding annual general meeting of the shareholders of the Company, and (b) in the case of an extraordinary general meeting no less than ten (10) days prior to the date of such extraordinary general meeting. To be in proper written form, a shareholder's notice must set forth: (a) evidence reasonably satisfactory to the Secretary, of such shareholder's status as such and of the number of shares beneficially owned by such shareholder, and (b) a list of the names and addresses of other shareholders of the Company, if any, with whom such shareholder is acting in concert, and the number of shares of the Company beneficially owned by each such shareholder. No shareholder proposal to remove a director shall be voted upon at an annual or extraordinary general meeting of the shareholders of the Company unless proposed in accordance with the procedures set forth herein If the chairman of the meeting determines, based on the facts, that a shareholder proposal to remove a director was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that a proposal to remove a director of the Company was not made in accordance with the procedures prescribed by these Articles, and such defective proposal shall be disregarded.

68.	The directors shall have power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director,, by a vote of not less than 70% of the directors then in office, although less than a quorum, but so that the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these Articles. Any directors so chosen shall hold office until the next succeeding annual general meeting or the next extraordinary general meeting called to that effect, and their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

69.	A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

70.	The directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company. A director is not required to be a shareholder of the Company in order to qualify as a director and may be an individual or a company.

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POWERS OF DIRECTORS

71.	The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the shareholders of the Company, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a resolution of shareholders; but no requirement made by a resolution of shareholders shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

72.	The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company and the directors may remove any such person so appointed.

73.	Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent but the directors may revoke or vary such powers. No officer or agent has any power or authority with respect to matters requiring a resolution under this Article or under Articles 68 and 70.

74.	Any director which is a body corporate may appoint in writing any person its duly authorised representative for the purpose of representing it at meetings of the board of directors and the person so appointed shall be entitled to exercise the same powers on behalf of such body corporate as the body corporate could exercise if it were an individual director.

75.	The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting of shareholders.

PROCEEDINGS OF DIRECTORS

76.	The directors may meet at least quarterly at such times and in such manner and places within or outside The Bahamas as the directors may determine to be necessary or desirable.

77.	A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other and recognise each other's voice and for this purpose participation shall constitute prima facie proof of recognition.

78.	A director shall be given not less than 3 days notice of meetings of directors, but a meeting of directors held without 3 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, shall not invalidate the meeting.

79.	Subject to Article 91, a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person not less than one half of the total number of directors, unless there are only 2 directors in which case the quorum shall be 2. Where any director is participating in a meeting in accordance with the provisions of Article 77 he shall be counted for the purpose of determining whether the meeting is duly constituted.

80.	If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the shareholders of the Company in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

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81.	At every meeting of the directors the Chairman of the board of directors shall preside as chairman of the meeting. If there is no Chairman of the board of directors or if the Chairman of the board of directors is not present at the meeting the Deputy Chairman of the board of directors shall preside. If there is no Deputy Chairman of the board of directors or if the Deputy Chairman of the board of directors is not present at the meeting, the President of the Company if he is a Director will preside; otherwise the directors present shall choose some one of their number to be chairman of the meeting.

82.	An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing without the need for any notice and a resolution of directors consented to in writing as aforesaid may consist of several documents in like form (though they may differ by the means by which they are communicated). If any resolution of directors is adopted otherwise than by the unanimous written consent of all directors a copy of such resolution shall forthwith be sent to any director who shall not have had the opportunity of consenting or objecting to such resolution.

83.	The directors shall cause the following corporate records to be kept:

(a)	minutes of all meetings of directors, shareholders, committees of directors, committees of officers and committees of shareholders;

(b)	copies of all resolutions consented to by directors, shareholders, committees of directors, committees of officers and committees of shareholders; and

(c)	such other accounts and records as as may be required by the Act in order to reflect the financial position of the Company.

84.	The Company shall keep at its registered office such books, statutory registers, and records as may be required by the Act.

COMMITTEES

85.	The directors may, by resolution of directors, designate one or more Committees, each consisting of one or more directors which shall advise the board of directors on specific matters.

86.	The board of directors may, by resolution or resolutions passed by a majority of the entire board of directors, designate from among its members Committees known as the Audit Committee, the Executive Committee and the Compensation Committee.

OFFICERS

87.	The Company may by resolution of directors appoint officers of the Company at such time as shall be considered necessary or expedient. Such officers may consist of a Chairman of the board of directors, a Chief Executive Officer (who shall also serve as President) and one or more Vice Presidents, Secretaries and Chief Financial Officer and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

88.	The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of shareholders, but in the absence of any specific allocation of duties it shall be the responsibility of (a) the Chairman of the board of directors to preside at meetings of directors and shareholders, (b) the Chief Executive Officer to act in the absence of the Chairman, (c) the President to manage the day to day affairs of the Company, and to appoint and discharge employees and agents of the Company and fix their compensations, (d) each of the Vice President and the Chief Financial Officer is to act in order of seniority in the absence of the President but otherwise to perform such duties as may be delegated to him by the President, (e) the Secretaries to maintain the Share Register, minute books and records (other than financial records) of the Company, to appoint a registrar and transfer agent as necessary and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and (f) the Chief Financial Officer to be responsible for the financial affairs of the Company. In addition, each of the Chief Executive Officer, the Vice President and/or the Chief Financial Officer, acting solely, shall have the power to execute bonds, promissory notes, mortgages, cheques, drafts, bills of exchange and other negotiable instruments and other contracts, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed by any of them, as well as any other agreements and instruments of the Company.

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89.	The emoluments of all officers shall be fixed by resolution of directors.

90.	The officers of the Company shall hold office until their successors are duly elected, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

CONFLICT OF INTERESTS

91.	Subject always to the Act, the Company shall not enter into:

(a)	any merger or consolidation involving the Company on the one hand and any member of the Company's management or board of directors or their respective affiliates (each an "Interested Party") on the other hand;

(b)	any sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions to one or more Interested Parties;

(c)	any merger or consolidation or sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions that would result in the receipt of different types or amounts of consideration per share by one or more Interested Parties on the one hand, and any other of the shareholders, on the other hand; and

(d)	any business transaction between the Company or its subsidiaries on the one hand and one or more Interested Parties on the other hand, involving a value in excess of $2,000,000.00;

without (A) having previously obtained, at the Company's expense, a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for the Company and, with respect to a transaction described in Article 91 (c) above, for those shareholders which are not Interested Parties and (B) such proposed transaction being approved by a majority of disinterested directors of the Company.  Any fairness opinion pursuant to the preceeding sentence shall be rendered by an internationally recognized investment banking, auditing or consulting firm (or, if the proposed transaction involves the sale or purchase of a vessel or other floating assets, by an internationally recognized shipbroker) selected by the Company's disinterested directors and engaged on behalf of the Company and/or the shareholders.  For the purposes of this Article, a quorum shall be a majority of the disinterested directors. To qualify as a disinterested director for purposes of this Article, a director must not have a personal interest in the transaction at hand and must not otherwise have a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

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92.	The provisions of the preceding Article shall not prohibit:

(a)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options, stock ownership and other employee benefit plans approved by the board of directors;

(b)	the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the board of directors;

(c)	loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company which are not otherwise prohibited under the Sarbanes-Oxley Act of 2002 of the United States of America, Section 13(k) of the Securities Exchange Act of 1934 of the United States of America, as amended, or other applicable law, but in any event not to exceed $500,000.00 in the aggregate outstanding at any one time, and

(d)	the payment of reasonable fees to directors of the Company who are not employees of the Company or its subsidiaries.

INDEMNIFICATION

93.            The Company:

(a)	shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or an officer of the Company or of any of its subsidiaries; and

(b)	may, upon determination by a majority of the board of directors, indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent of or participant in another Person, against expenses (including attorneys' fees), judgments, fines and amounts actually and reasonably incurred by such Person in connection with such action, suit or proceeding unless a court of competent jurisdiction determines, in a final non-appealable judgement, that he acted dishonestly or failed to act in good faith with a view to the best interests of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act honestly and in good faith with a view to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

94.	To the extent that a Person who is or was a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding herein referred, or in defense of any claim, issue or matter therein, such Person shall be indemnified through the use of Company funds against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

95.	All reasonable or customary expenses (including attorneys' fees) incurred by any Person who may have a right of indemnification under this Article in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company pursuant to this Article.

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96.	The indemnification herein provided shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any provision of these Articles, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a Person.

97.	The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company.

98.	The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer, an employee or agent or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer, employee or agent or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

SEAL

99.	The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or an officer or any other person so authorised from time to time by resolution of directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a stamp of the Seal and of the signature of any director, officer or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DIVIDENDS

100.	The Company may by a resolution of directors declare and pay dividends in money, shares, or other property. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorising the dividends, a fair and proper value for the assets to be so distributed.

101.	The directors may from time to time pay to the shareholders such interim dividends as appear to the directors to be justified by the profits of the Company.

102.	The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

103.	No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its issued and outstanding share capital.

104.	Notice of any dividend that may have been declared shall be given to each shareholder in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

105.	No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds directly or indirectly, shares having more than 50 percent of the vote in electing directors.

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106.	A share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

107.	In the case of a dividend of authorised but unissued shares with par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

108.	In the case of a dividend of authorised but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors shall designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

109.	A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value shall not constitute a dividend of shares.

ACCOUNTS

110.	The Company shall keep proper books of account to reflect the financial position of the Company in relation to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b)                all sales and purchases of lands, goods and services by the Company;

(c)                the assets and liabilities of the Company.

111.	For the purposes of Article 110 accounts shall:

(a)	correctly explain all transactions;

(b)	enable the financial position of the Company to be determined with reasonable accuracy at any time;

(c)	allow financial statements to be prepared; and

(d)	include the underlying documentation, including invoices, contracts and receipts, necessary to facilitate sub-Articles (a), (b), and (c) of this Article.

112.	Accounting records maintained pursuant to Article 110 shall be kept by the Company for a minimum period of five (5) years from the date of the transaction to which such records relate.

113.	The directors shall if required by resolution of shareholders cause to be made out and shall serve on the shareholders or lay before a meeting of shareholders at some date not later than three months after the date of the said resolution a profit and loss account for the financial period stipulated in the said resolution and a balance sheet as at the date to which the profit and loss account is made up. The Company's profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit or loss of the Company for that financial period, and a true and fair view of the state of affairs of the Company as at the end of that financial period.

114.	A copy of such profit and loss account and balance sheet shall where it is not intended to be laid before a meeting of the shareholders be served on every shareholder in the manner prescribed herein for notices calling a meeting of shareholders.

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115.	The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealised appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

AUDITORS

116.	The Company may by resolution of shareholders call for the accounts to be examined by auditors.

117.	The auditors shall be appointed by resolution of directors.

118.	The auditors may be shareholders of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

119.	The remuneration of the auditors of the Company may be fixed by resolution of directors.

120.	The auditors shall examine each profit and loss account and balance sheet required to be served on every shareholder of the Company or laid before a meeting of the shareholders of the Company and shall state in a written report whether or not

(a)	In their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period;

(b)	all the information and explanations required by the auditors have been obtained.

121.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of shareholders at which the accounts are laid before the Company or shall be served on the shareholders.

122.	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

NOTICES

123.	Any notice, information or written statement to be given by the Company to shareholders shall be served by personal service or by mail addressed to each shareholder at the address shown in the Share Register or if the Share Register does not contain an address for the shareholder, then to the last known address for such shareholder.

PENSION AND SUPERANNUATION FUNDS

124.	The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is or has been at any time interested, and to the wives, widows, families and dependents of any such person, and may make payments for or towards the insurance of any such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. A director holding any such employment, or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension allowance or emolument.

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ARBITRATION

125.	Whenever any difference arises between the Company on the one hand and any of the shareholders or their executors, administrators or assigns on the other hand, touching the true intent and construction or the incidence or consequences of these Articles or of the Act, touching anything done or executed, omitted or suffered in pursuance of the Act or touching any breach or alleged breach or otherwise relating to the premises or to these Articles, or to any statutes affecting the Company such difference shall, unless the parties agree to refer the same to a single arbitrator, be referred to 2 arbitrators one to be chosen by each of the parties to the difference and the arbitrators shall before entering on the reference appoint an umpire. The seat of the arbitration shall be Nassau, The Bahamas, unless otherwise agreed between the parties. In the absence of any legal provision to the contrary, the arbitrators shall act in accordance with the Arbitration Act, 2009 and otherwise in accordance with Bahamian law.

126.	If either party to the reference makes default in appointing an arbitrator either originally or by way of substitution (in the event that an appointed arbitrator shall die, be incapable of acting or refuse to act) for 10 days after the other party has given him notice to appoint the same, such other party may appoint an arbitrator to act in the place of the arbitrator of the defaulting party.

VOLUNTARY WINDING UP AND DISSOLUTION

127.	The Company may voluntarily commence to wind up and dissolve by a resolution of shareholders but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of directors.

128.	If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the Liquidator may, with the authority of a resolution of shareholders, divide among the shareholders in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

CONTINUATION

129.	The Company may by resolution of shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside The Bahamas in the manner provided under those laws.

The Eighth Amended and Restated Articles of Association were approved and adopted by resolutions of the directors of the Company duly passed on the 26th day of August, 2014.

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COMMONWEALTH OF THE BAHAMAS

New Providence

Company under the International Business

Companies Act 2000

EIGHTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

ULTRAPETROL (BAHAMAS) LIMITED

__________________________________________

Dated the Fourth day of September, A. D. 2014

Incorporated the Twenty-third day of December, 1997
__________________________________________

Prepared by:
H & J Corporate Services Ltd. Ocean Centre Montagu Foreshore East Bay Street Nassau, New Providence, The Bahamas

Exhibit 99.3

Execution Version

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

ULTRAPETROL (BAHAMAS) LIMITED

AND

SPARROW CAPITAL INVESTMENTS LTD.

AND

SPARROW CI SUB LTD.

Dated as of September 3, 2014

AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT, dated as of September 3, 2014, is made by and among Ultrapetrol (Bahamas) Limited, a company organized under the laws of the Bahamas (the "Company"), Sparrow Capital Investments Ltd., a company organized under the laws of the Bahamas ("NewCo") and Sparrow CI Sub Ltd., a company organized under the laws of the Bahamas  ("NewCo2" and together with NewCo, the "Stockholders" and each, a "Stockholder").

WHEREAS, the Company, NewCo, NewCo2, Inversiones Los Avellanos S.A., a corporation organized under the laws of Chile ("Avellanos"), Hazels (Bahamas) Investments Inc., a company organized under the laws of the Bahamas ("Hazels") previously entered into the Registration Rights Agreement dated as of December 12, 2012 (the "Original Agreement");

WHEREAS, upon the effectiveness of the Original Agreement, that certain Registration Rights Agreement by and among the Company, Hazels, Avellanos and Solimar Holdings Ltd., dated as of September 21, 2006, was terminated and of no further force and effect;

WHEREAS, pursuant to that certain share purchase agreement dated as of July 13, 2014, by and among NewCo, Avellanos, Hazels, Ocean Consulting GmbH, Ocean Transportation GmbH, Felipe Menéndez, Ricardo Menéndez, NewCo2, Triton Shipping Ltd., and Quattro Shipping Holdings Ltd. (the "SPA"), each of Avellanos and Hazels agreed that upon the Closing (as defined in the SPA), all rights of Avellanos and Hazels under the Original Agreement shall automatically terminate; and

WHEREAS, as a result of the occurrence of the Closing on the date hereof, the parties hereto desire to enter into this Agreement to amend and restate the Original Agreement to remove Avellanos and Hazels as parties.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1.       CERTAIN DEFINITIONS.

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

"Affiliate" of any Person means any other Person which directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlling," "controlled by" and "under common control with") as used with respect to any Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this Amended and Restated Registration Rights Agreement, including all amendments, modifications and supplements and any exhibits or schedules to any of the foregoing, and shall refer to this Amended and Restated Registration Rights Agreement as the same may be in effect at the time such reference becomes operative.

"Common Shares" means shares of common stock, par value $.01 per share, of the Company and any other shares into which such shares are converted pursuant to a recapitalization or reorganization.

"Company" has the meaning set forth in the introductory paragraph.

"Demand Registration" has the meaning set forth in Section 2(a) hereof.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Free Writing Prospectus" has the meaning given such term in Rule 405 under the Securities Act.

"Governmental Entity" means any national, federal, state, municipal, local, territorial, foreign or other government or any department, commission, board, bureau, agency, regulatory authority or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal.

"Holder" means any Person who owns, beneficially or otherwise, Registrable Common Shares at the date of this Agreement and any transferee or successor of such Person that is a Permitted Transferee of such Holder.

"Initiating Holder" has the meaning set forth in Section 2(a) hereof.

"Permitted Transferee" means with respect to any Holder, a Person that has received Registrable Common Shares from such Holder in accordance with the terms and conditions of the Articles of Association of the Company (as may be amended from time to time).

"Person" means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, Governmental Entity or any other entity.

"Piggyback Registration" has the meaning set forth in Section 4(a) hereof.

"Prospectus" means the prospectus or prospectuses included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Common Shares covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

"Registrable Common Shares" means the Common Shares held by the Stockholders as of the date of this Agreement; including, without limitation, any shares which are subsequently transferred from one Holder to another after that date; provided, however, that Registrable Common Shares shall not include any Common Shares sold after the date of this Agreement by a Holder to anyone other than a Permitted Transferee of such Holder.

"Registration Expenses" has the meaning set forth in Section 7(a) hereof.

"Registration Statement" means any registration statement of the Company filed with the SEC which covers any of the Registrable Common Shares pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Shelf Registration" has the meaning set forth in Section 3(a) hereof.

"Stockholders" has the meaning set forth in the introductory paragraph.

"Suspension Notice" has the meaning set forth in Section 6(f) hereof.

"Underwritten registration" or "underwritten offering" means a transaction in which securities of the Company are sold to underwriters on a firm commitment basis for reoffering to the public pursuant to a Registration Statement.

"Withdrawn Demand Registration" has the meaning set forth in Section 2(f) hereof.

2.    DEMAND REGISTRATIONS.

(a)    Right to Request Registration. For so long as any Holder (other than NewCo2) owns at least 2% of the Common Shares issued and outstanding, such Holder may request registration under the Securities Act (the "Initiating Holder") of all or part of the Registrable Common Shares held by it ("Demand Registration").   Within 10 days after receipt of any such request for Demand Registration, the Company shall give written notice of such request to all other Holders and shall, subject to the provisions of Sections 2(c) and 2(d) hereof, include in such registration all such Registrable Common Shares with respect to which the Company has received written requests for inclusion therein within 15 days after the date of the Company's notice. Such participation by any Holder other than the Initiating Holder shall not reduce the number of Demand Registrations allocated to such Holder under Section 2(b) hereof.

(b)    Number of Demand Registrations. Subject to the provisions of Section 2(a), NewCo shall be entitled to request an aggregate of four (4) Demand Registrations; provided, that at all times when NewCo owns shares of capital stock of NewCo2, the Registrable Common Shares held by NewCo2 may be deemed to be, at the election of NewCo, part of the Registrable Common Shares requested to be registered in any Demand Registration initiated by NewCo as Initiating Holder. A registration shall not count as one of the permitted Demand Registrations (i) if the Registration Statement related to such Demand Registration fails to become effective, (ii) if the Initiating Holder requesting such registration is not able to have registered and sold eighty percent (80%) of the Registrable Common Shares requested by such Initiating Holder to be included in such registration, or (iii) in the case of a Demand Registration that would be the last permitted Demand Registration requested by such Initiating Holder hereunder, if the Initiating Holder requesting such registration is not able to have registered and sold all of the Registrable Common Shares requested to be included by such Initiating Holder in such registration.

(c)    Priority on Demand Registrations. The Company shall not include in any Demand Registration any securities which are not Registrable Common Shares without the prior written consent of all Holders of Registrable Common Shares to be included in such registration (other than NewCo2), and, if such Demand Registration is an underwritten offering, without the prior written consent of the managing underwriter(s). If the managing underwriter(s) of the requested Demand Registration advise the Company in writing that in their opinion the number of shares of Registrable Common Shares proposed to be included in any such registration exceeds the number of Common Shares which can be sold in such offering without having an adverse affect on the price of the Registrable Common Shares to be sold in such offering, the Company shall include in such registration only the number of shares of Registrable Common Shares which in the opinion of such managing underwriter(s) can be sold without having the adverse effect referred to above. If the number of shares which can be sold without having the adverse effect referred to above is less than the number of shares of Registrable Common Shares proposed to be registered, the amount of Registrable Common Shares to be so sold shall be allocated among all Holders in proportion to the respective amounts of Registrable Common Shares which they have requested to be registered with respect to such Demand Registration.

(d)    Restrictions on Demand Registrations. The Company shall not be obligated to effect any Demand Registration within three (3) months after the termination of an offering under a previous Demand Registration or after the termination of an offering under a previous registration under which the Initiating Holder had piggyback rights pursuant to Section 4 hereof where the Initiating Holder sold fifty percent (50%) or more of the Registrable Common Shares requested to be included therein. The Company may postpone for up to ninety (90) days the filing or the effectiveness of a Registration Statement for a Demand Registration if, based on the good faith judgment of the Company's board of directors, such postponement or withdrawal is necessary in order to avoid premature disclosure of a matter the board has determined would not be in the best interest of the Company to be disclosed at such time; provided, that in no event shall the Company withdraw a Registration Statement after such Registration Statement has been declared effective; and provided, further, that in the event described above, the Initiating Holder requesting such Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall not count as one of such Initiating Holder's permitted Demand Registrations. The Company shall provide written notice to the Initiating Holder requesting such Demand Registration of (i) any postponement or withdrawal of the filing or effectiveness of a Registration Statement pursuant to this Section 2(d), (ii) the Company's decision to file or seek effectiveness of such Registration Statement following such withdrawal or postponement and (iii) the effectiveness of such Registration Statement. The Company may defer the filing of a particular Registration Statement pursuant to this Section 2(d) only once during any twelve (12)-month period.

(e)    Selection of Underwriters. If any of the Registrable Common Shares covered by a Demand Registration are to be sold in an underwritten offering, the Initiating Holder shall have the right to select the managing underwriter(s) to administer the offering, subject to the approval of the Company, which shall not be unreasonably withheld.

(f)    Effective Period of Demand Registrations. After any Registration Statement related to a Demand Registration filed pursuant to this Agreement has become effective, the Company shall use its commercially reasonable efforts to keep such Registration Statement effective for a period equal to one hundred eighty (180) days from the date on which the SEC declares such Registration Statement effective (or if such Registration Statement is not effective during any period within such one hundred eighty (180) days, such 180-day period shall be extended by the number of days during such period when such Registration Statement is not effective), or such shorter period which shall terminate when all of the Registrable Common Shares covered by such Registration Statement have been sold pursuant to such Registration Statement. If the Company shall withdraw any Registration Statement prior to the effectiveness thereof pursuant to Section 2(d) (a "Withdrawn Demand Registration"), the Initiating Holder of the Registrable Common Shares originally covered by such Withdrawn Demand Registration shall be entitled to a replacement Demand Registration for which (subject to the provisions of this Section 2) the Company shall use its commercially reasonable efforts to keep effective a Registration Statement for a period commencing on the effective date of such Registration Statement and ending on the earlier to occur of the date (i) which is one hundred eighty (180) days from the effective date of such Registration Statement and (ii) on which all of the Registrable Common Shares covered by such Registration Statement have been sold. Such additional Demand Registration otherwise shall be subject to all of the provisions of this Agreement.

3.    SHELF REGISTRATION.

(a)    When the Company is able to use Form F-3 under the Securities Act (or any successor form) for sales of Registrable Common Shares by a Holder, at the request of any Holder or Holders (other than NewCo2), the Company shall use commercially reasonable efforts to effect, as expeditiously as possible, the registration under the Securities Act of any number of Registrable Common Shares for which it receives requests in accordance with this Section 3(a) (the "Shelf Registration"); provided that at all times when NewCo owns shares of capital stock of NewCo2, the Registrable Common Shares held by NewCo2 may be deemed to be, at the election of NewCo, part of the Registrable Common Shares requested to be registered in any Shelf Registration requested by NewCo.  The Company shall use its commercially reasonable efforts to cause such Registration Statement to become effective as promptly as practicable and maintain the effectiveness of such Registration Statement (subject to the terms and conditions herein) for a period ending on the earlier of (i) two (2) years following the date on which such Registration Statement first becomes effective and (ii) the date on which all Registrable Common Shares covered by such Registration Statement (A) have been sold and the distribution contemplated thereby has been completed or (B) have become freely tradeable pursuant to Rule 144 without regard to volume.

(b)    The Shelf Registration Statement filed pursuant to this Section 3 shall, to the extent possible under applicable law, be effected to permit sales on a continuous basis pursuant to Rule 415 under the Securities Act. Any takedown under the Shelf Registration pursuant to this Section 3 may or may not be underwritten; provided, however, that (i) the requesting Stockholder may request any underwritten takedown only be effected as a Demand Registration (in which event, unless such Demand Registration would not require representatives of the Company to meet with prospective purchasers of the Common Shares, a Demand Registration must be available thereunder and the number of Demand Registrations available to the requesting Stockholder shall be reduced by one under Section 2(b)) or (ii) Stockholders (other than NewCo2) may request an unlimited number of underwritten takedowns to be effected in accordance with the terms of Section 4. The Company shall be entitled to effect the Shelf Registration on Form F-3 or, if that form is unavailable to the Company, Form F-1 under the Securities Act.

(c)    In the event of a request for a Shelf Registration pursuant to Section 3(a), the Company shall give written notice of the proposed filing of the Registration Statement in connection therewith to all Holders offering to each such Holder the opportunity to have any or all of the Registrable Common Shares held by such Holder included in such Registration Statement. Each Holder desiring to have its Registrable Common Shares registered under this Section 3(c) shall so advise the Company in writing within 15 days after the date of such notice from the Company (which request shall set forth the amount of Registrable Common Shares for which registration is requested), and, subject to the limitations in the immediately preceding sentence, the Company shall include in such Registration Statement all such Registrable Common Shares so requested to be included therein.

(d)    Neither the Company nor any other holder of the Company's securities who has registration rights (other than the Holders in accordance with this Section 3), may include its securities in any Shelf Registration effected pursuant to this Section 3.

4.    PIGGYBACK REGISTRATIONS.

(a)    Right to Piggyback. If at any time the Company proposes to register any of its common equity securities under the Securities Act (other than a registration statement on Form S-8 or on Form F-4 or any similar successor forms thereto), whether for its own account or otherwise (subject to the terms of this Agreement), and the registration form to be used may be used for any registration of Registrable Common Shares (a "Piggyback Registration"), the Company shall give prompt written notice (in any event within twenty (20) days after its receipt of notice of any exercise of other demand registration rights) to all Holders of its intention to effect such a registration. Such Holders shall be entitled to participate in such Piggyback Registration on a pro-rata basis; provided that at all times when NewCo owns shares of capital stock of NewCo2, the Registrable Common Shares held by NewCo2 may be deemed to be, at the election of NewCo, part of the Registrable Common Shares requested by NewCo to be included in any Piggyback Registration.  Subject to Sections 4(b) and 4(c) hereof, the Company shall include in such Registration Statement all such Registrable Common Shares requested in writing by such Holders participating in such Piggyback Registration to be included therein. All requests made to the Company for registration of Registrable Common Shares under this Section 4(a) must be made within fifteen (15) days after the date of the Company's notice. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion.

(b)    Priority on Primary Piggyback Registrations. If a Piggyback Registration is a primary underwritten registration on behalf of the Company, and the managing underwriter(s) advise the Company in writing that in their opinion the number of Common Shares requested to be included in such registration exceeds the number which can be sold in such offering without having an adverse effect on such offering, the Company shall include in such registration (i) first, the Common Shares the Company proposes to sell, (ii) second, the Registrable Common Shares requested to be included therein by NewCo or any transferee of NewCo's Registrable Common Shares that has become a Holder pursuant to Section 11 hereof and (iii) third, the Registrable Common Shares requested to be included therein by such other Holder or Holders as shall be permitted to participate in such Piggyback Registration, on a pro rata basis.

(c)    Priority on Secondary Piggyback Registrations. If a Piggyback Registration is a secondary underwritten registration on behalf of a holder of Common Shares, and the managing underwriter(s) advise the Company in writing that in their opinion the number of Common Shares requested to be included in such registration exceeds the number which can be sold in such offering without having an adverse effect on such offering, the Company shall include in such registration (i) first, the Common Shares requested to be included therein by the holders requesting such registration, pro rata among such holders on the basis of the number of Common Shares requested to be registered by such holders, (ii) second, the Registrable Common Shares requested to be included therein by NewCo or any transferee of NewCo's Registrable Common Shares that has become a Holder pursuant to Section 11 hereof and (iii) third, the Registrable Common Shares requested to be included therein by such other Holder or Holders as shall be permitted to participate in such Piggyback Registration, on a pro rata basis.

(d)    Priority of Registration Rights. Notwithstanding any provision herein to the contrary, the parties hereto agree that any registration rights granted to any holder of Common Stock, other than a Holder, shall be at all times subject and subordinate to the rights of the Holders granted herein.

(e)    Selection of Underwriters. If any Piggyback Registration is a primary underwritten offering, the Company shall have the right to select the managing underwriter(s) to administer any such offering.

(f)    Other Registrations. If the Company has previously filed a Registration Statement with respect to Registrable Common Shares, and if such previous registration has not been withdrawn or abandoned, the Company shall not be obligated to cause to become effective any other registration of Common Shares under the Securities Act, whether on its own behalf or at the request of any holder or holders of such Common Shares, until a period of at least ninety (90) days has elapsed from the termination of the offering under the previous registration.

5.    HOLDBACK AGREEMENTS.

The Company agrees not to effect any sale or distribution of any of its equity securities during the ten (10) days prior to and during the one hundred eighty (180) days (as such 180-day period may be extended pursuant to any lock-up agreement between the Company and the underwriter(s) managing such offering) beginning on the effective date of any underwritten Demand Registration, any underwritten Shelf Registration, any underwritten Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-8 or F-4 or any successor forms thereto), unless in any such case such underwriter(s) otherwise agree to a shorter period.

6.    REGISTRATION PROCEDURES.

(a)    Whenever the Holders request that any Registrable Common Shares be registered pursuant to and in accordance with this Agreement, the Company shall use its commercially reasonable efforts to effect the registration and the sale of such Registrable Common Shares in accordance with the intended methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

(i)                prepare and file with the SEC a Registration Statement with respect to such Registrable Common Shares and use its commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable thereafter; and before filing a Registration Statement, Prospectus or Free Writing Prospectus or any amendments or supplements thereto, furnish not fewer than five (5) business days prior to the initial filing of such Registration Statement or Prospectus and with reasonable and customary periods to review for subsequent filings, and not fewer than one (1) business day prior to the filing of such Free Writing Prospectus, to the Holders of Registrable Common Shares covered by such Registration Statement and the underwriters(s), if any, copies of all such documents proposed to be filed, including documents incorporated by reference in the Prospectus and, if requested by such Holders, the exhibits to such Registration Statement, and such Holders shall have the opportunity to object to any information pertaining to such Holders that is contained therein and the Company will make the corrections reasonably requested by such Holders with respect to such information prior to filing any Registration Statement or amendment thereto, any Prospectus or any supplement thereto or any Free Writing Prospectus;

(ii)                prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a period of not less than one hundred eighty (180) days, in the case of a Demand Registration or such shorter period as is necessary to complete the distribution of the Common Shares covered by such Registration Statement and comply with the provisions of the Securities Act with respect to the disposition of all Common Shares covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;

(iii)                furnish to each seller of Registrable Common Shares such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus, if any) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Common Shares owned by such seller;

(iv)                use its commercially reasonable efforts to register or qualify such Registrable Common Shares under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Common Shares owned by such seller (provided, that the Company will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6(a)(iv), (y) subject itself to taxation in any such jurisdiction, or (z) consent to general service of process in any such jurisdiction);

(v)                notify each seller of such Registrable Common Shares, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement, taken together with any previously filed Free Writing Prospectuses, contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such Prospectus or a Free Writing Prospectus, as requested by such seller, so that, as thereafter delivered to the purchasers of such Registrable Common Shares, such Prospectus, taken together with all previously filed Free Writing Prospectuses, shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

(vi)                in the case of an underwritten offering, enter into such customary agreements (including underwriting agreements in customary form with customary indemnification provisions) and take all such other actions as the Holders of a majority of the Registrable Common Shares being sold in such offering or the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Common Shares (including, without limitation, making members of senior management of the Company available to participate in, and cause them to cooperate with the underwriters in connection with, "road-show" and other customary marketing activities (including one-on-one meetings with prospective purchasers of the Registrable Common Shares)) and cause to be delivered to the underwriter(s) and the sellers, if any, opinions of outside counsel to the Company in customary form, covering such matters as are customarily covered by opinions for an underwritten public offering as the underwriter(s) may request and addressed to the underwriter(s);

(vii)                make available, for inspection by any seller of Registrable Common Shares, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement;

(viii)                use its commercially reasonable efforts to cause all such Registrable Common Shares to be listed on each securities exchange on which securities of the same class issued by the Company are then listed;

(ix)                if requested, cause to be delivered, immediately prior to the effectiveness of the Registration Statement (and, in the case of an underwritten offering, at the time of delivery of any Registrable Common Shares sold pursuant thereto), letters from the Company's independent certified public accountants addressed to each selling Holder (unless such selling Holder does not provide to such accountants the appropriate representation letter required by rules governing the accounting profession) and each underwriter, if any, stating that such accountants are independent registered public accountants within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC thereunder and the rules and regulations of the Public Company Accounting Oversight Board, and otherwise in customary form and covering such financial and accounting matters as are customarily covered by letters of the independent registered public accountants delivered in connection with primary or secondary underwritten public offerings, as the case may be;

(x)                make generally available to its stockholders a consolidated earnings statement (which need not be audited) for the twelve (12) months beginning after the effective date of a Registration Statement as soon as reasonably practicable after the end of such period, which earnings statement shall satisfy the requirements of an earnings statement under Section 11(a) of the Securities Act; and

(xi)                promptly notify each seller of Registrable Common Shares and the underwriter(s), if any:

A.    when the Registration Statement, any pre-effective amendment, the Prospectus or any Prospectus supplement, any Free Writing Prospectus related thereto or post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

B.    of any comments of the SEC or of any written request by the SEC for amendments or supplements to the Registration Statement or Prospectus or any Free Writing Prospectus;

C.    of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement; and

D.    of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Common Shares for sale under the applicable securities or blue sky laws of any jurisdiction.

(b)    The Company shall ensure that, (i) any Registration Statement, on the effective date thereof and (ii) any Prospectus (including any Free Writing Prospectus relating thereto, taken together), as of its issue date, conform in all respects to the requirements of the Securities Act and the rules and regulations of the SEC and did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(c)    The Company shall make available to each Holder whose Registrable Common Shares are included in a Registration Statement (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of each Registration Statement and any amendment thereto, each preliminary Prospectus (if any) and Prospectus and each amendment or supplement thereto, each Free Writing Prospectus relating thereto, each letter written by or on behalf of the Company to the SEC or the staff of the SEC (or other Governmental Entity or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and each item of correspondence from the SEC or the staff of the SEC (or other Governmental Entity or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement, and (ii) such number of copies of a Prospectus, including any preliminary Prospectus, and all amendments and supplements thereto and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Common Shares owned by such Holder. The Company will promptly notify each Holder by facsimile of the effectiveness of each Registration Statement or any post-effective amendment. The Company will promptly respond to any and all comments received from the SEC or the staff of the SEC, with a view towards causing each Registration Statement or any amendment thereto to be declared effective by the SEC as soon as practicable and shall file an acceleration request as soon as practicable following the resolution or clearance of all SEC comments. If the SEC or the staff of the SEC notifies the Company that any such Registration Statement or any amendment thereto will not be subject to review, the Company shall file an acceleration request promptly upon the written request of the Holders of a majority of the Registrable Common Shares covered by such Registration Statement.

(d)    At all times after the Company has filed a registration statement with the SEC pursuant to the requirements of either the Securities Act or the Exchange Act, the Company shall file or furnish all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder within the time periods established for such reports by such rules and regulations, and take such further action as any Holders may reasonably request, all to the extent required to enable such Holders to be eligible to sell Registrable Common Shares pursuant to Rule 144 (or any similar rule then in effect).

(e)    The Company may require each seller of Registrable Common Shares as to which any registration is being effected to furnish to the Company any other information regarding such seller and the distribution of such Registrable Common Shares as the Company may from time to time reasonably request in writing.

(f)    Each seller of Registrable Common Shares agrees by having its shares treated as Registrable Common Shares hereunder that, upon notice of the happening of any event as a result of which the Prospectus included in such Registration Statement, taken together with any Free Writing Prospectuses filed with respect thereto, contains an untrue statement of a material fact or omits any material fact necessary to make the statements therein not misleading (a "Suspension Notice"), such seller will forthwith discontinue disposition of Registrable Common Shares for a reasonable length of time not to exceed sixty (60) days until such seller is advised in writing by the Company that the use of the Prospectus may be resumed and is furnished with a supplemented or amended Prospectus or Free Writing Prospectus as contemplated by Section 6(c) hereof, and, if so directed by the Company, such seller will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such seller's possession, of the Prospectus covering such Registrable Common Shares current at the time of receipt of such notice and any such Free Writing Prospectus; provided, however, that all such postponements of sales of Registrable Common Shares by the Holders shall not exceed ninety (90) days in the aggregate in any one year. If the Company shall give any notice to suspend the disposition of Registrable Common Shares pursuant to a Prospectus, the Company shall extend the period of time during which the Company is required to maintain the Registration Statement effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date such seller either is advised by the Company that the use of the Prospectus may be resumed or receives the copies of the supplemented or amended Prospectus or a Free Writing Prospectus contemplated by Section 6(c). In any event, the Company shall not be entitled to deliver more than three (3) Suspension Notices in any one year.

7.    REGISTRATION EXPENSES.

(a)    All expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, listing application fees, printing expenses, transfer agent's and registrar's fees, cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto and Free Writing Prospectuses relating thereto, and fees and expenses of counsel for the Company, of counsel for the underwriter(s), if any (to the extent such expenses are not paid by the underwriter(s) directly), and of all independent registered public accountants and other Persons retained by the Company and all travel and other expenses for "road show" or similar presentations (all such expenses being herein called "Registration Expenses") (but not including any underwriting discounts or commissions attributable to the sale of Registrable Common Shares or fees and expenses of more than one counsel representing the Holders of Registrable Common Shares), shall be borne by the Company. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which they are to be listed.

(b)    In connection with each registration initiated hereunder (whether a Demand Registration, a Shelf Registration, or a Piggyback Registration), the Company shall reimburse the Holders covered by such registration for the reasonable fees and disbursements of one law firm chosen by the Holders of a majority of the Registrable Common Shares included in such registration.

(c)    The obligation of the Company to bear the expenses described in Section 7(a) and to reimburse the Holders for the expenses described in Section 7(b) shall apply irrespective of whether, once properly demanded, if applicable, a registration or any related Registration Statement becomes effective, the registration is withdrawn or suspended, is converted to another form of registration and irrespective of when any of the foregoing shall occur; provided, however, that Registration Expenses for any Registration Statement withdrawn solely at the request of a Holder of Registrable Common Shares (unless withdrawn following postponement of filing by the Company in accordance with Section 2(d)) or any supplements or amendments to a Registration Statement or Prospectus resulting from a misstatement furnished to the Company by a Holder shall be borne by such Holder.

8.    INDEMNIFICATION.

(a)    The Company shall indemnify, to the fullest extent permitted by law, each Holder, its officers, directors and Affiliates and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any Free Writing Prospectus related thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation or alleged violation by the Company of the Securities Act, the Exchange Act or applicable blue sky laws, except insofar as the same are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any Free Writing Prospectus related thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation or alleged violation by the Company of the Securities Act, the Exchange Act or applicable blue sky laws, except insofar as the same are made in reliance and in conformity with information relating to the underwriters furnished in writing to the Company by the underwriters expressly for use therein.

(b)    In connection with any Registration Statement in which a Holder is participating, each such Holder shall furnish to the Company in writing such information and certificates as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, shall indemnify, to the fullest extent permitted by law, the Company, its officers, directors Affiliates, and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or Free Writing Prospectus related thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the same are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders and the liability of each such Holder shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Common Shares pursuant to such Registration Statement.

(c)    Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided that the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have under this Section 8 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to an indemnified party otherwise than under this Section 8, and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party there may be one or more legal or equitable defenses available to such indemnified party which are in addition to or may conflict with those available to another indemnified party with respect to such claim.

(d)    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Common Shares.

(e)    If the indemnification provided for in or pursuant to this Section 8 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of such indemnified party on the other in connection with the statements or omissions which result in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and of the indemnified Person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of any selling Holder be greater in amount than the amount of net proceeds received by such Holder upon such sale or the amount for which such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 8(a) or 8(b) hereof had been available under the circumstances.

9.    PARTICIPATION IN UNDERWRITTEN REGISTRATIONS.

No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's Common Shares on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

10.    RULE 144.

The Company covenants that it will file or furnish the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder within the time periods established for filing or furnishing such reports by such rules and regulations, and it will take such further action as any Holder may reasonably request to make available adequate current public information with respect to the Company meeting the current public information requirements of Rule 144(c) under the Securities Act, as such rule may be amended from time to time, to the extent required to enable such Holder to sell Registrable Common Shares without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with the requirements of this Section 10.

11.    TRANSFER OR ASSIGNMENT OF REGISTRATION RIGHTS.

The rights to cause the Company to register securities granted hereunder may only be transferred or assigned to a Permitted Transferee to whom such Holder is transferring Registrable Common Shares and to whom, in connection with such transfer, the Holder has agreed to transfer such registration rights (except if the Registrable Common Shares are transferred, assigned or sold under Sections 2, 3 or 4 hereof or under Rule 144 of the Securities Act then such registration rights shall not be transferred or assigned), provided that (x) the Company is given written notice by the Holder at the time of or within a reasonable time after the transfer or assignment, stating the name and address of each transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned, (y) no such transfer shall increase the Company's obligations to effect registrations or pay expenses thereof, and (z) such transferee or assignee executes a joinder to this Agreement and becomes a "Holder" hereunder.

12.    MISCELLANEOUS.

(a)    Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be hand delivered or mailed postage prepaid by registered or certified mail or by facsimile transmission (with immediate telephone confirmation thereafter),

If to the Company:

Ultrapetrol (Bahamas) Limited
Ocean Centre, Montague Foreshore
East Bay Street
Nassau, Bahamas
Attention: Chief Executive Officer
Facsimile No.: (242) 394-8430

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Lawrence Rutkowski, Esq.
Facsimile No.: (212) 480-8421

If to NewCo or NewCo2:

Sparrow Capital Investments Ltd.
c/o GTC Corporate Services Limited
Sassoon House
Shirley St. & Victoria Ave.
P.O. Box SS-5383
Nassau, New Providence, The Bahamas
Fax: 242-328-1069
and
Sparrow CI Sub Ltd.
c/o GTC Corporate Services Limited
Sassoon House
Shirley St. & Victoria Ave.
P.O. Box SS-5383
 Nassau, New Providence, The Bahamas
Fax: 242-328-1069
and

Southern Cross Latin America Private Equity Fund III, L.P.
c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 2800
199 Bay Street
 Toronto, Ontario  M5L 1A9
Attention:
 Fax:  (416) 863-2653
and
Southern Cross Latin America Private Equity Fund IV, L.P.
c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 2800
199 Bay Street
 Toronto, Ontario  M5L 1A9
Attention:
Fax:  (416) 863-2653

with a copy to:

Southern Cross Group LLC
300 5th Ave So., Suite 203D
 Naples, FL 34102
Attention: Ricardo Rodriguez
Fax:            (203) 629-8370
 Email: rrodriguez@southerncrossgroup.com
and
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
Attention:  Morton E.  Grosz
 Fax:  (212) 541-5369

or if to another Holder, to the addresses set forth on the counterpart signature pages of this Agreement signed by such Holder. If to a transferee Holder, to the address of such Holder set forth in the transfer documentation provided to the Company or at such other address as such party each may specify by written notice to the others, and each such notice, request, consent and other communication shall for all purposes of this Agreement be treated as being effective or having been given when delivered personally or upon receipt of facsimile confirmation if transmitted by facsimile, or, if sent by mail, at the time of its receipt.

(b)    No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(c)    Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, it being understood that subsequent Holders of the Registrable Common Shares are intended third party beneficiaries of this Agreement.

(d)    Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties.

(e)    Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the County and State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10(a) shall be deemed effective service of process on such party.

(f)    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(g)    Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(h)    Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof.

(i)    Captions. The headings and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any provision of this Agreement.

(j)    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(k)    Amendments. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given without the prior written consent of the Holders of a majority of the Registrable Common Shares (as constituted on the date hereof); provided, however, that without a Holder's prior written consent no such amendment, modification, supplement or waiver shall affect adversely such Holder's rights hereunder in a discriminatory manner inconsistent with its adverse effects on rights of other Holders hereunder (other than as reflected by the different number of Registrable Common Shares held by such Holder); provided, further, that the consent or agreement of the Company shall be required with regard to any termination, amendment, modification or supplement of, or waivers or consents to departures from, the terms hereof, which affect the Company's obligations hereunder. This Agreement cannot be changed, modified, discharged or terminated by oral agreement.

(l)    Aggregation of Shares. All Registrable Common Shares held by or acquired by any Affiliated Persons will be aggregated together for the purpose of determining the availability of any rights under this Agreement.

                      (m)    Equitable Relief. Without limiting the remedies available, the parties hereto acknowledge that any failure by the Company to comply with its obligations under this Agreement will result in material irreparable injury to the Holders for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of any such failure, any Holder shall have the right to obtain such relief as may be required to specifically enforce the Company's obligations under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Registration Rights Agreement has been duly executed by each of the parties hereto as of the date first written above.

ULTRAPETROL (BAHAMAS) LIMITED

By:   /s/ Horacio Reyser
Name: Horacio Reyser
Title: Chairman

SPARROW CAPITAL INVESTMENTS LTD.

By:    /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SPARROW CI SUB LTD.

By:   /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

[Signature Page to Amended and Restated Registration Rights Agreement]